Exhibit 99.1

UBIC Enters into Data Security and Big-Data Analysis Targeting the Healthcare Industry

Appoints Dr. John A. Norris, M.B.A., J.D., a Former Principal Deputy Commissioner of the FDA, as a Senior Advisor

TOKYO, September 2, 2014 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, announced today that the Company will enter into the data security and big-data analysis business in the field of healthcare and healthcare information technology, utilizing its self-developed artificial intelligence based “VIRTUAL DATA SCIENTIST.” In conjunction with this expansion, UBIC has appointed Dr. John A. Norris, M.B.A., J.D., who formerly served as the Principal Deputy Commissioner (second in command) and Chief Operating Officer of the U.S. Food and Drug Administration (“FDA”) as a senior advisor for project reinforcement and active development, with a focus on healthcare cyber-security.

The Company believes that there is a pressing need to strengthen data security infrastructure in the healthcare industry where information technology is rapidly enhancing industry growth and productivity. The Company also believes that there is a serious, even critical, need for cross-sectional analysis of structured data, such as health examination information (including genetic information, vital data and blood test information) and unstructured data, such as write-ups of doctor’s diagnostic inquiries and text information on diagnostic results, especially from a cyber-security perspective.

“In utilizing the know-how cultivated from international litigation support and research and development of technology in the fields of security and e-discovery, UBIC will be able to strengthen data security in the field of healthcare and healthcare information technology. In addition, it can help improve the accuracy and optimization of effective measurement analysis in the fields of behavior analysis and predictive behavior analysis (including analyses in fraud and other cyber security threats),” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto.

Mr. Morimoto continued, “As a senior advisor, Dr. Norris will leverage his deep expertise and extensive network to advise and support UBIC in expanding into the field of healthcare, healthcare information technology, and healthcare cyber-security, both in the U.S. and worldwide.”

The biography of Dr. Norris follows.

Dr. John A. Norris, M.B.A., J.D.

Former Principal Deputy Commissioner and Chief Operating Officer of the U.S. Food and Drug Administration.

May 1984:	Appointed Principal Deputy Commissioner and Chief Operating Officer of the FDA
June 1992:	Established Norris Capital, Inc.
April 2013:	Appointed Senior Advisor to The Global Collaborative Center and to Governor Kuroiwa of Kanagawa Prefecture in Japan, Japan’s second largest prefecture
September 2013:	Will be appointed Senior Advisor to UBIC, Inc.

Dr. Norris was a former Principal Deputy Commissioner and Chief Operating Officer of the FDA, former Member of the Faculty at Harvard University, a Founder and Faculty Editor-in-Chief of the “American Journal of Law and Medicine,” and succeeded in leading software development for ophthalmological laser surgery management, and has been serving as a Special U.S. Advisor to Governor Kuroiwa of Kanagawa Prefecture, Japan, and as an advisor to large medical device manufacturers, large drug manufacturers, information technology, healthcare information technology and venture companies in both the U.S. and Japan.

About UBIC

UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big-data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities

Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Sasha Hefler
UBIC North America, Inc.
Tel: (650) 868-2623
sasha_hefler@ubicna.com